UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2) *

HURRAY! HOLDING CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 5050-4740

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
		7	Sole Voting Power
0

		8	Shared Voting Power
1,766,044,250 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,766,044,250 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,766,044,250 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
50.6% (2)

14	Type of Reporting Person
CO, HC
_________________
(1)
Consists of (a) 1,263,463,492 ordinary shares, par value $0.00005 per share (the “Shares”) of Huarry! Holding Co., Ltd. (“Hurray”) (including Shares represented by American Depositary Shares of Hurray (the “ADSs”), each representing 100 Shares) held by Shanda Music Group Limited (“Shanda Music”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”), (b) 415,384,615 Shares that will be acquired by Shanda (or its designees) pursuant to the Master Transaction Agreement dated as of June 1, 2010 by and between Shanda and Hurray, as set forth in Hurray’s Schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2010 (the “June 23, 2010 Schedule 13D/A”), (c) 83,076,923 Shares that will be acquired by Shanda Music from Chris Anjun Chen (“Mr. Chen”) as described under Item 3, and (d) 4,119,220 Shares acquired by Shanda Music pursuant to the 10b5-1 Plan as described under Item 3.

(2)
This percentage is calculated based upon 3,491,906,298 Shares (including Shares represented by ADSs) that will be outstanding as of August 18, 2010, as obtained from Hurray, including 415,384,615 Shares to be issued to Shanda (or its designees) as described in the June 23, 2010 Schedule 13D/A and 138,461,539 Shares to be issued to Mr. Chen as described under Item 3.

1	Name of Reporting Persons
Shanda Music Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
		7	Sole Voting Power
0

		8	Shared Voting Power
1,766,044,250 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
1,766,044,250 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,766,044,250 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
50.6% (2)

14	Type of Reporting Person
CO, HC

(1)
Consists of (a) 1,263,463,492 Shares (including Shares represented by ADSs) held by Shanda Music, (b) 415,384,615 Shares that will be acquired by Shanda (or its designees) pursuant to the Master Transaction Agreement dated as of June 1, 2010 by and between Shanda and Hurray, as set forth in the June 23, 2010 Schedule 13D/A, (c) 83,076,923 Shares that will be acquired by Shanda Music from Mr. Chen as described under Item 3, and (d) 4,119,220 Shares acquired by Shanda Music pursuant to the 10b5-1 Plan as described under Item 3.

(2)
This percentage is calculated based upon 3,491,906,298 Shares (including Shares represented by ADSs) that will be outstanding as of August 18, 2010, as obtained from Hurray, including 415,384,615 Shares to be issued to Shanda (or its designees) as described in the June 23, 2010 Schedule 13D/A and 138,461,539 Shares to be issued to Mr. Chen as described under Item 3.

Item 1.   Security and Issuer

(a)      This statement relates to the ordinary shares, par value $0.00005 per share (“Shares”) of Huarry! Holding Co., Ltd. (“Hurray”), including Shares represented by American Depositary Shares of Hurray, each representing 100 Shares (“ADSs”).

(b)      The address of Hurray’s principal executive office is 11/F, China Railway Construction Tower, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, People’s Republic of China.

Item 2.  Identity and Background

(a)- (c), (f)    The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”) and Shanda Music Group Limited (“Shanda Music”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda is incorporated with limited liability under the laws of the Cayman Islands.  Shanda Music is incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of the Reporting Persons is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Shanda is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and flash games, online (internet and wireless value-added services) and offline literature publication, online chess and board games platform, e-sports game platform and wireless value-added services, music and online video.  Shanda Music is a wholly-owned subsidiary of Shanda.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Shanda and Shanda Music.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations

Pursuant to a Sale Purchase Agreement by and between Hurray and Mr. Chen, a New Zealand citizen, dated as of August 2, 2010, Mr. Chen agreed to cause Shanghai Jizhi Information Technology Co., Ltd. to sell 25% interest in Shanghai Yisheng Network Technology Co., Ltd. to Ku 6 (Beijing) Information Technology Co., Ltd., an affiliate of Hurray, in exchange for 138,461,539 Shares to be issued to Mr. Chen (the “Yisheng Minority Share Acquisition”).

Pursuant to a Share Purchase Agreement by and between Shanda Music and Mr. Chen dated as of August 2, 2010 (the “Hurray Share Purchase Agreement”), Shanda Music agreed to acquire 83,076,923 Shares from Mr. Chen in exchange for $1,173,020 in cash (the “Hurray Share Acquisition”).

Shanda Music also entered into a Rule 10b5-1 Trading Plan with UBS Financial Services Inc. (“UBS”) on September 12, 2009 under which UBS was retained as an agent of Shanda Music to establish a trading plan that complies with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”).  UBS agreed to purchase up to 2,250,000 ADSs on behalf of Shanda Music pursuant to the 10b5-1 Plan during the period from October 6, 2009 to April 5, 2011 (the “10b5-1 Period”), at a limit price of $3.75, $3.90 or $4.00 per ADS depending on the then closing price of the ADS on the relevant trading days during the 10b5-1 Plan Period.  For the period from June 23, 2010 to August 5, 2010, Shanda had acquired 4,119,200 Shares under the 10b5-1 Plan. The purchases under the 10b5-1 Plan were and will be fully funded by Shanda from its working capital.

Item 4.   Purpose of the Transaction

Hurray’s Board of Directors believes that the acquisition of Shanghai Yisheng will strengthen Hurray’s new media platform business, which is better positioned to capture opportunities in the fast-growing internet and new media market in China.  In particular, Shanghai Yisheng’s new media platform is expected to complement Hurray’s video sharing platform which it acquired in January of 2010 with the purchase of Ku6 Holding Limited.  In addition, the Transaction provide an opportunity for Hurray to exit its existing recorded music and wireless value-added services businesses, which have underperformed due to competitive pressures and regulatory and other industry dynamics.

Shanda intends to increase the number of Shares Shanda Music holds through the Hurray Share Acquisition.  Shanda intends to continue to purchase additional Shares through other potential transactions so that it will indirectly hold more than 50% of Hurray’s total outstanding Shares.
Item 5.  Interest in Securities of the Issuer

(a) –(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of August 5, 2010:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	1,766,044,250	0	1,766,044,250	1,766,044,250	50.6%

Shanda Music Group Limited	0	0	1,766,044,250	0	1,766,044,250	1,766,044,250	50.6%

(1)	Includes 83,076,923 Shares to be acquired by Shanda Music pursuant to the Hurray Share Purchase Agreement and 4,119,220 Shares acquired by Shanda (or its designees) pursuant to the 10b5-1 Plan.

(2)
This percentage is calculated based upon 3,491,906,298 Shares (including Shares represented by ADSs) that will be outstanding as of August 18, 2010, as obtained from Hurray, including 415,384,615 Shares to be issued to Shanda (or its designees) as described in the June 23, 2010 Schedule 13D/A and 138,461,539 Shares to be issued to Mr. Chen as described under Item 3.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c)During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares (including Shares represented by ADSs) except for the transactions under the Master Transaction Agreement, the Hurray Share Acquisition and the 10b5-1 Plan.

(d)No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Hurray.

Item 7. Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated August 6, 2010 among Shanda Interactive Entertainment Limited and Shanda Music Group Limited.

Exhibit B – Share Purchase Agreement dated August 2, 2010 by and between Chris Anjun Chen and Shanda Music Group Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2010	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer

August 6, 2010	SHANDA MUSIC GROUP LIMITED

	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen(1)	China	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	China	Non-executive Director
Danian Chen	China	Director and Chief Operating Officer
Qianqian Luo(1)	China	Non-executive Director
Jingsheng Huang(2)	U.S.A.	Independent Director
Chengyu Xiong(2)	China	Independent Director
Kai Zhao(2)	China	Independent Director
Jin Zhang	China	Vice President
Grace Wu	U.S.A.	Director and Chief Financial Officer
Haifa Zhu	China	Chief Investment Officer
Danning Mi	China	Chief Information Officer

(1) Member of the compensation committee.
(2) Member of the audit committee.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MUSIC

        Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is the sole director of Shanda Music. Shanda Music has no executive officers.